Exhibit 99.1

GFL Environmental Announces US$835 million Acquisition of Assets and Expansion of U.S. Footprint

VAUGHAN, CANADA, June 24, 2020 — GFL Environmental Inc. (NYSE and TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today announced that it has entered into a definitive agreement to purchase a portfolio of vertically integrated solid waste collection, transfer, recycling and disposal assets (the “Acquisition”) for an aggregate purchase price of US$835 million.

The assets to be acquired by the Company, which include 32 collection operations, 36 transfer stations and 18 landfills supported by 380 collection vehicles across 10 U.S. states, represent substantially all of the divestiture assets expected to result from the previously announced acquisition of Advanced Disposal Services, Inc. (“ADS”) by a wholly owned subsidiary of Waste Management, Inc. (“WM” and such transaction, the “WM-ADS Transaction”). The acquired assets are expected to generate annualized revenue of approximately US$345 million.

Strategic Benefits of the Acquisition

The acquired assets are expected to support GFL’s continued organic growth extending its reach into new and adjacent markets and forming a base to pursue synergistic tuck-in acquisitions. GFL expects that the Acquisition will significantly expand its U.S. footprint while creating an opportunity to realize meaningful synergies and earnings accretion. The Acquisition is expected to:

•                  Expand GFL’s Geographical Reach.  The Acquisition provides GFL with an attractive opportunity to extend its geographical reach into the U.S. Midwest, through a network of vertically integrated assets with a strong regional market presence in the State of Wisconsin.

•                  Provide a Complementary Asset Network. The Acquisition brings a high-quality, complementary asset network and customer base to GFL’s existing operations in the States of Michigan, Georgia, Alabama and Pennsylvania.

•                  Improve Operating Margins. WM and GFL will enter into a reciprocal 5-year disposal arrangement that will provide the Company with competitive, stable and predictable pricing and disposal terms.

•                  Create Long Term Shareholder Value. The Acquisition reinforces the Company’s goal of creating long term equity value for shareholders. The high-quality portfolio of acquired assets coupled with the experienced management team joining GFL are expected to be immediately accretive to free cash flow and provide opportunities for the Company to continue to pursue its growth strategy.

“Even during these unprecedented times, we continue to successfully execute on our growth strategy of pursuing strategic and accretive acquisitions.  This transaction presents GFL with a unique opportunity to significantly expand our U.S. footprint through the acquisition of a high quality, vertically integrated set of assets in both our existing and adjacent fast growing U.S. markets,” said Patrick Dovigi, the Founder and Chief Executive Officer of GFL. “We are excited to welcome over 900 employees of WM and ADS to the GFL family and are confident that we will continue to offer excellent customer service to our expanded customer base.”

Timing and Approvals

The Acquisition is subject to certain customary closing conditions, including approval by the U.S. Department of Justice and the closing of the WM-ADS Transaction. The Acquisition is not subject to any financing conditions. Closing is expected to occur in the third quarter of 2020, following the WM-ADS Transaction.

Financing of the Acquisition

GFL is well positioned to fund the Acquisition with its strong balance sheet and proven access to capital markets. The Company currently anticipates funding the Acquisition using a combination of capacity under its revolving credit facility and cash on hand but will evaluate other longer-term strategic and opportunistic financing opportunities as they present themselves.  Following completion of the Acquisition, GFL expects to maintain its current credit rating profile and leverage within previously stated ranges.

Conference Call

The Company will hold an investor call on Thursday June 25, 2020 at 8:30 am (Eastern time) to discuss the Acquisition. Participants can access the call by dialing (647) 490-5367 or (800) 367-2403 (confirmation code 5961076) approximately 15 minutes prior to the scheduled start time. A copy of the presentation for the call will be available at https://investors.gflenv.com or by clicking here.

Advisors

Barclays is serving as exclusive financial advisor to GFL and Latham & Watkins LLP is serving as GFL’s legal counsel.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For more information, visit www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the expected financial and other benefits of the Acquisition to GFL and its shareholders, the financing of the Acquisition and the closing of the Acquisition (including the expected timing of closing), as well as GFL’s expected credit rating profile, growth plans, and leverage.

In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the “Risk Factors” section of the Company’s final prospectus relating to its initial public offering dated March 2, 2020 and the Company’s other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information, contact:

Patrick Dovigi

Founder and CEO

905-326-0101
pdovigi@gflenv.com